UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SUPREME INDUSTRIES, INC.
(Name of Subject Company (Issuer))

REDHAWK ACQUISITION CORPORATION
(Offeror)

WABASH NATIONAL CORPORATION
(Parent of Offeror)
(Names of Filing Persons)

CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE
CLASS B COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

CLASS A 868607102
CLASS B 868607300
(CUSIP Numbers of Class of Securities)

Richard J. Giromini
Chief Executive Officer
Wabash National Corporation
1000 Sagamore Parkway South
Lafayette, Indiana 47905
(765) 771-5300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:
Michael J. Silver, Esq.
William I. Intner, Esq.
Hogan Lovells US LLP
100 International Drive, Suite 2000
Baltimore, Maryland 21202

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$360,364,830	$41,766.28

*Estimated solely for purposes of calculating the filing fee. The transaction value was calculated by adding (i) 15,503,763 shares of Class A common stock of Supreme Industries, Inc. (“Supreme”), par value $0.10 per share, and (ii) 1,656,467 shares of Class B common stock of Supreme, par value $0.10 per share, multiplied by the offer price of $21.00 per share. The calculation of the filing fee is based on information provided by Supreme as of August 22, 2017.

**The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, by multiplying the transaction valuation by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$41,766.28
Form or Registration No.:	Schedule TO
Filing Party:	Redhawk Acquisition Corporation and Wabash National Corporation
Date Filed:	August 22, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☐	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate boxes below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed on August 22, 2017 (the “Schedule TO”) in connection with the offer (the “Offer”) by Redhawk Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Wabash National Corporation, a Delaware corporation (“Wabash National”), to purchase all outstanding shares of (i) Class A common stock, par value $0.10 per share (the “Class A Shares”), and (ii) Class B common stock, par value $0.10 per share (the “Class B Shares” and, collectively with the Class A Shares, the “Shares”), of Supreme Industries, Inc., a Delaware corporation (“Supreme”), at a price of $21.00 per Share, net to the seller in cash, without interest thereon and subject to any tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 22, 2017, a copy of which is filed with and attached to the Schedule TO as Exhibit (a)(1)(A) thereto, and the related Letter of Transmittal and instructions thereto, a copy of which is filed with and attached to the Schedule TO as Exhibit (a)(1)(B) thereto, as they may be amended or supplemented from time to time. This Amendment No. 1 is being filed on behalf of Purchaser and Wabash National.

The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraphs to Section 15—“Certain Legal Matters” of the Offer to Purchase:

“Legal Proceedings. On August 29, 2017, a putative class action lawsuit was filed by a single plaintiff in the United States District Court for the District of Delaware (Case No. 1:17-cv-01226) against Supreme and individual members of Supreme’s Board of Directors. The action, styled JS Halberstam Irrevocable Grantor Trust v. Supreme Industries, Inc. et al., alleges that (i) Supreme and individual members of Supreme’s Board of Directors (a) violated Section 14(d)(4) of the Exchange Act and Rule 14D-9 thereunder by failing to disclose material information in Supreme’s Solicitation/Recommendation Statement on Schedule 14D-9, filed with the SEC on August 22, 2017 (the “Recommendation Statement”), and (b) violated Section 14(e) of the Exchange Act by issuing a Recommendation Statement which includes untrue statements of material facts or fails to state all material facts necessary in order to make the statements made not misleading, and engaging in deceptive or manipulative acts or practices and (ii) individual members of Supreme’s Board of Directors violated Section 20(a) of the Exchange Act as controlling persons who had the ability to prevent the issuance of the Recommendation Statement or to cause it to not be materially false or misleading.

The plaintiff seeks (i) an order certifying the action as a class action and appointing plaintiff as the class representative and its counsel as class counsel, (ii) a preliminary and permanent injunction against the acquisition of Supreme by Purchaser and Wabash National or, in the alternative, to rescind the sale of Supreme and set aside or award plaintiff and the class rescissory damages, (iii)  an award of the costs of the action, including reasonable fees and expenses of plaintiff’s attorneys and experts and (iv) such further relief as the court deems just and proper.

On August 29, 2017, a second putative class action lawsuit was filed by a single plaintiff in the United States District Court for the District of Delaware (Case No. 1:17-cv-01227), styled Tola v. Supreme Industries, Inc. et al., against Supreme and individual members of Supreme’s Board of Directors. The Tola case also names Wabash National and Purchaser as defendants. The lawsuit alleges that (i) Supreme, individual members of Supreme’s Board of Directors, Wabash National, and Purchaser violated Sections 14(d) and 14(e) of the Exchange Act by omitting to state material facts necessary to make statements in the Recommendation Statement not misleading, and (ii) Wabash National, Purchaser and individual members of Supreme’s Board of Directors violated Section 20(a) of the Exchange Act as controlling persons who had the ability to prevent the issuance of the Recommendation Statement or to cause it to not be materially false or misleading.

The plaintiff seeks (i) an injunction against the acquisition of Supreme by Purchaser and Wabash National or, in the alternative, to rescind the sale of Supreme and set aside or award plaintiff and the class rescissory damages, (ii) an order for the individual members of the Board of Directors to file a Recommendation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading, (iii) an order declaring that the defendants violated Sections 14(e), 14(d) and 20(a) of the Exchange Act, as well as Rule 14a-9, (iv) an award of the costs of the action, including reasonable fees and expenses of plaintiff’s attorneys and experts and (v) such further relief as the court deems just and proper.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following to the list of exhibits:

(a)(5)(C)	Complaint filed on August 29, 2017, in the United States District Court for the District of Delaware, captioned JS Halberstam Irrevocable Grantor Trust v. Supreme Industries, Inc., Mark D. Weber, Herbert M. Gardner, Peter D. Barrett, William J. Barrett, Edward L. Flynn, Arthur J. Gajarsa, Thomas B. Hogan, Jr., Michael L. Klofas, Mark C. Neilson, and Wayne Whitener, Case No. 1:17-cv-01226-UNA (incorporated by reference to Exhibit (a)(12) to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Supreme with the SEC on August 30, 2017).

(a)(5)(D)	Complaint filed on August 29, 2017, in the United States District Court for the District of Delaware, captioned Joseph Tola v. Supreme Industries, Inc., Herbert M. Gardner, William J. Barrett, Peter D. Barrett, Edward L. Flynn, Arthur J. Gajarsa, Thomas B. Hogan, Jr., Michael L. Klofas, Mark C. Neilson, Mark D. Weber, Wayne A. Whitener, Wabash National Corporation, and Redhawk Acquisition Corporation, Case No. 1:17-cv-01227-UNA (incorporated by reference to Exhibit (a)(13) to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Supreme with the SEC on August 30, 2017).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WABASH NATIONAL CORPORATION

Dated: August 30, 2017	By:	/s/ Jeffery L. Taylor
Name: Jeffery L. Taylor Title: Senior Vice President and Chief Financial Officer

redhawk acquisition corporation

Dated: August 30, 2017	By:	/s/ Jeffery L. Taylor
Name: Jeffery L. Taylor Title: Secretary and Treasurer

EXHIBIT INDEX

Exhibit No.	Exhibit Name

(a)(5)(C)	Complaint filed on August 29, 2017 in the United States District Court for the District of Delaware, captioned JS Halberstam Irrevocable Grantor Trust v. Supreme Industries, Inc., Mark D. Weber, Herbert M. Gardner, Peter D. Barrett, William J. Barrett, Edward L. Flynn, Arthur J. Gajarsa, Thomas B. Hogan, Jr., Michael L. Klofas, Mark C. Neilson, and Wayne Whitener, Case No. 1:17-cv-01226-UNA (incorporated by reference to Exhibit (a)(12) to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Supreme with the SEC on August 30, 2017.

(a)(5)(D)	Complaint filed on August 29, 2017, in the United States District Court for the District of Delaware, captioned Joseph Tola v. Supreme Industries, Inc., Herbert M. Gardner, William J. Barrett, Peter D. Barrett, Edward L. Flynn, Arthur J. Gajarsa, Thomas B. Hogan, Jr., Michael L. Klofas, Mark C. Neilson, Mark D. Weber, Wayne A. Whitener, Wabash National Corporation, and Redhawk Acquisition Corporation, Case No. 1:17-cv-01227-UNA (incorporated by reference to Exhibit (a)(13) to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Supreme with the SEC on August 30, 2017).